As filed with the Securities and Exchange Commission on April 18, 2022

Securities Act File No. 002-80751

Investment Company Act File No. 811-03618

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-1A

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933	☒
Pre-Effective Amendment No.	☐
Post-Effective Amendment No. 94	☒

REGISTRATION STATEMENT

UNDER

THE INVESTMENT COMPANY ACT OF 1940	☒
Amendment No. 96	☒

Brighthouse Funds Trust II

(Exact Name of Registrant as Specified in Charter)

125 High Street, Suite 732

Boston, Massachusetts 02110

(Address of Principal Executive Offices) (Zip Code)

Registrant’s Telephone Number, Including Area Code: (980) 949-5121

KRISTI SLAVIN

Brighthouse Investment Advisers, LLC

125 High Street, Suite 732, Boston, Massachusetts 02110

(Name and Address of Agent for Service)

Copies to:

BRIAN D. MCCABE, ESQ. Ropes & Gray LLP Prudential Tower 800 Boylston Street, Boston, Massachusetts 02199	JEREMY C. SMITH, ESQ. Ropes & Gray LLP 1211 Avenue of the Americas, New York, New York 11036

It is proposed that this filing will become effective immediately pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”). This Post-Effective Amendment No. 94 to the Registrant’s Registration Statement on Form N-1A (the “Registration Statement”) (File No. 002-80751) relates to all series of the Registrant.

EXPLANATORY NOTE

This Post-Effective Amendment No. 94 to the Registration Statement is being filed pursuant to Rule 462(d) under the Securities Act, solely for the purpose of filing additional exhibits to the Registration Statement. Accordingly, this Post-Effective Amendment No. 94 consists only of a facing page, this explanatory note, Part C of the Registration Statement, the Exhibit Index, and the exhibits to the Registration Statement listed thereon. This Post-Effective Amendment No. 94 does not modify the form of any prospectus or Statement of Additional Information included in post-effective amendments to the Registration Statement previously filed with the Securities and Exchange Commission (the “SEC”). Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 94 shall become effective immediately upon filing with the SEC. The contents of the Registration Statement are hereby incorporated by reference.

BRIGHTHOUSE FUNDS TRUST II

PART C

OTHER INFORMATION

Item 28.	Exhibits

Exhibit No.	Description of Exhibits

(a)(1)	Amended and Restated Agreement and Declaration of Trust.[7]

(a)(1)(i)	Amendment No. 1 to the Amended and Restated Agreement and Declaration of Trust.[12]

(a)(1)(ii)	Amendment No. 2 to the Amended and Restated Agreement and Declaration of Trust. (Filed herewith).

(a)(2)	Certificate of Trust.[5]

(a)(2)(i)	Certificate of Amendment to Certificate of Trust.[12]

(b)	Amended and Restated By-Laws (Filed herewith).

(c)	None other than Exhibit (a)(1).

(d)(a)(1)	Advisory Agreement between Brighthouse Funds Trust II (the “Registrant”) and Brighthouse Investment Advisers, LLC, with respect to Baillie Gifford International Stock Portfolio.[12]

(d)(a)(2)	Advisory Agreement between the Registrant and Brighthouse Investment Advisers, LLC, with respect to BlackRock Bond Income Portfolio.[12]

(d)(a)(3)	Advisory Agreement between the Registrant and Brighthouse Investment Advisers, LLC, with respect to BlackRock Capital Appreciation Portfolio. [12]

(d)(a)(4)	Advisory Agreement between the Registrant and Brighthouse Investment Advisers, LLC, with respect to BlackRock Ultra-Short Term Bond Portfolio. [12]

(d)(a)(5)	Advisory Agreement between the Registrant and Brighthouse Investment Advisers, LLC, with respect to Brighthouse/Artisan Mid Cap Value Portfolio. [12]

(d)(a)(6)	Advisory Agreement between the Registrant and Brighthouse Investment Advisers, LLC, with respect to Brighthouse/Dimensional International Small Company Portfolio.[12]

(d)(a)(7)	Advisory Agreement between the Registrant and Brighthouse Investment Advisers, LLC, with respect to Brighthouse/Wellington Balanced Portfolio. [12]

Exhibit No.	Description of Exhibits

(d)(a)(8)	Advisory Agreement between the Registrant and Brighthouse Investment Advisers, LLC, with respect to Brighthouse/Wellington Core Equity Opportunities Portfolio.[12]

(d)(a)(9)	Advisory Agreement between the Registrant and Brighthouse Investment Advisers, LLC, with respect to Brighthouse Asset Allocation 20 Portfolio. [12]

(d)(a)(10)	Advisory Agreement between the Registrant and Brighthouse Investment Advisers, LLC, with respect to Brighthouse Asset Allocation 40 Portfolio. [12]

(d)(a)(11)	Advisory Agreement between the Registrant and Brighthouse Investment Advisers, LLC, with respect to Brighthouse Asset Allocation 60 Portfolio. [12]

(d)(a)(12)	Advisory Agreement between the Registrant and Brighthouse Investment Advisers, LLC, with respect to Brighthouse Asset Allocation 80 Portfolio. [12]

(d)(a)(13)	Advisory Agreement between the Registrant and Brighthouse Investment Advisers, LLC, with respect to Frontier Mid Cap Growth Portfolio.[12]

(d)(a)(14)	Advisory Agreement between the Registrant and Brighthouse Investment Advisers, LLC, with respect to Jennison Growth Portfolio.[12]

(d)(a)(15)	Advisory Agreement between the Registrant and Brighthouse Investment Advisers, LLC, with respect to Loomis Sayles Small Cap Core Portfolio. [12]

(d)(a)(16)	Advisory Agreement between the Registrant and Brighthouse Investment Advisers, LLC, with respect to Loomis Sayles Small Cap Growth Portfolio. [12]

(d)(a)(17)	Advisory Agreement between the Registrant and Brighthouse Investment Advisers, LLC, with respect to MetLife Aggregate Bond Index Portfolio. [12]

(d)(a)(18)	Advisory Agreement between the Registrant and Brighthouse Investment Advisers, LLC, with respect to MetLife Mid Cap Stock Index Portfolio. [12]

(d)(a)(19)	Advisory Agreement between the Registrant and Brighthouse Investment Advisers, LLC, with respect to MetLife MSCI EAFE Index Portfolio.[12]

(d)(a)(20)	Advisory Agreement between the Registrant and Brighthouse Investment Advisers, LLC, with respect to MetLife Russell 2000 Index Portfolio. [12]

(d)(a)(21)	Advisory Agreement between the Registrant and Brighthouse Investment Advisers, LLC, with respect to MetLife Stock Index Portfolio.[12]

(d)(a)(22)	Advisory Agreement between the Registrant and Brighthouse Investment Advisers, LLC, with respect to MFS Total Return Portfolio.[12]

Exhibit No.	Description of Exhibits

(d)(a)(23)	Advisory Agreement between the Registrant and Brighthouse Investment Advisers, LLC, with respect to MFS Value Portfolio.[12]

(d)(a)(23)(i)	Amendment No. 1 to Advisory Agreement with respect to MFS Value Portfolio.[12]

(d)(a)(24)	Advisory Agreement between the Registrant and Brighthouse Investment Advisers, LLC, with respect to Neuberger Berman Genesis Portfolio.[12]

(d)(a)(25)	Advisory Agreement between the Registrant and Brighthouse Investment Advisers, LLC, with respect to T. Rowe Price Large Cap Growth Portfolio. [12]

(d)(a)(26)	Advisory Agreement between the Registrant and Brighthouse Investment Advisers, LLC, with respect to T. Rowe Price Small Cap Growth Portfolio. [12]

(d)(a)(27)	Advisory Agreement between the Registrant and Brighthouse Investment Advisers, LLC, with respect to VanEck Global Natural Resources Portfolio. [12]

(d)(a)(28)	Advisory Agreement between the Registrant and Brighthouse Investment Advisers, LLC, with respect to Western Asset Management Strategic Bond Opportunities Portfolio.[12]

(d)(a)(29)	Advisory Agreement between the Registrant and Brighthouse Investment Advisers, LLC, with respect to Western Asset Management U.S. Government Portfolio.[12]

(d)(b)(1)	Investment Subadvisory Agreement between Baillie Gifford Overseas Limited and Brighthouse Investment Advisers, LLC with respect to Baillie Gifford International Stock Portfolio.[12]

(d)(b)(2)	Subadvisory Agreement between BlackRock Advisors, LLC and Brighthouse Investment Advisers, LLC, with respect to BlackRock Bond Income Portfolio. [12]

(d)(b)(3)	Subadvisory Agreement between BlackRock Advisors, LLC and Brighthouse Investment Advisers, LLC, with respect to BlackRock Capital Appreciation Portfolio.[12]

(d)(b)(4)	Subadvisory Agreement between BlackRock Advisors, LLC and Brighthouse Investment Advisers, LLC, with respect to BlackRock Ultra-Short Term Bond Portfolio.[12]

(d)(b)(5)	Sub-Advisory Agreement between Artisan Partners Limited Partnership and Brighthouse Investment Advisers, LLC, with respect to Brighthouse/Artisan Mid Cap Value Portfolio.[12]

Exhibit No.	Description of Exhibits

(d)(b)(5)(i)	Amendment No. 1 to the Investment Sub-Advisory Agreement with respect to Brighthouse/Artisan Mid Cap Value Portfolio.[12]

(d)(b)(5)(ii)	Amendment No. 2 to the Investment Sub-Advisory Agreement with respect to Brighthouse/Artisan Mid Cap Value Portfolio.[14]

(d)(b)(5)(iii)	Amendment No. 3 to the Investment Sub-Advisory Agreement with respect to Brighthouse/Artisan Mid Cap Value Portfolio. (Filed herewith).

(d)(b)(6)	Sub-Advisory Agreement between Dimensional Fund Advisors LP and Brighthouse Investment Advisers, LLC, with respect to Brighthouse/Dimensional International Small Company Portfolio.[12]

(d)(b)(6)(i)	Amendment No. 1 to the Sub-Advisory Agreement with respect to Brighthouse/Dimensional International Small Company Portfolio.[15]

(d)(b)(6)(ii)	Amendment No. 2 to the Sub-Advisory Agreement with respect to Brighthouse/Dimensional International Small Company Portfolio. (Filed herewith).

(d)(b)(7)	Investment Subadvisory Agreement between Wellington Management Company LLP and Brighthouse Investment Advisers, LLC, with respect to Brighthouse/Wellington Balanced Portfolio.[12]

(d)(b)(8)	Investment Subadvisory Agreement between Wellington Management Company LLP and Brighthouse Investment Advisers, LLC, with respect to Brighthouse/Wellington Core Equity Opportunities Portfolio.[12]

(d)(b)(9)	Investment Subadvisory Agreement between Frontier Capital Management, LLC and Brighthouse Investment Advisers, LLC, with respect to Frontier Mid Cap Growth Portfolio.[12]

(d)(b)(9)(i)	Amendment No. 1 to the Investment Subadvisory Agreement with respect to Frontier Mid Cap Growth Portfolio.[12]

(d)(b)(9)(ii)	Amendment No. 2 to the Investment Subadvisory Agreement with respect to Frontier Mid Cap Growth Portfolio. (Filed herewith).

(d)(b)(10)	Subadvisory Agreement between Jennison Associates, LLC and Brighthouse Investment Advisers, LLC, with respect to Jennison Growth Portfolio. [12]

(d)(b)(11)	Sub-Advisory Agreement between Loomis, Sayles & Company, L.P. and Brighthouse Investment Advisers, LLC, with respect to Loomis Sayles Small Cap Core Portfolio.[12]

(d)(b)(11)(i)	Amendment No. 1 to the Sub-Advisory Agreement with respect to Loomis Sayles Small Cap Core Portfolio.[14]

(d)(b)(12)	Sub-Advisory Agreement between Loomis, Sayles & Company, L.P. and Brighthouse Investment Advisers, LLC, with respect to Loomis Sayles Small Cap Growth Portfolio.[12]

(d)(b)(12)(i)	Amendment No. 1 to the Sub-Advisory Agreement with respect to Loomis Sayles Small Cap Growth Portfolio.[14]

Exhibit No.	Description of Exhibits

(d)(b)(13)	Sub-Investment Management Agreement among the Registrant, Brighthouse Investment Advisers, LLC, and MetLife Investment Management, LLC (formerly, MetLife Investment Advisors, LLC), with respect to MetLife Aggregate Bond Index Portfolio.[12]

(d)(b)(14)	Sub-Investment Management Agreement among the Registrant, Brighthouse Investment Advisers, LLC, and MetLife Investment Management, LLC (formerly, MetLife Investment Advisors, LLC), with respect to MetLife Mid Cap Stock Index Portfolio.[12]

(d)(b)(15)	Sub-Investment Management Agreement among the Registrant, Brighthouse Investment Advisers, LLC, and MetLife Investment Management, LLC (formerly, MetLife Investment Advisors, LLC), with respect to MetLife MSCI EAFE Index Portfolio.[12]

(d)(b)(16)	Sub-Investment Management Agreement among the Registrant, Brighthouse Investment Advisers, LLC, and MetLife Investment Management, LLC (formerly, MetLife Investment Advisors, LLC), with respect to MetLife Russell 2000 Index Portfolio.[12]

(d)(b)(17)	Sub-Investment Management Agreement among the Registrant, Brighthouse Investment Advisers, LLC, and MetLife Investment Management, LLC (formerly, MetLife Investment Advisors, LLC), with respect to MetLife Stock Index Portfolio.[12]

(d)(b)(18)	Sub-Advisory Agreement between Massachusetts Financial Services Company and Brighthouse Investment Advisers, LLC, with respect to MFS Total Return Portfolio.[12]

(d)(b)(18)(i)	Amendment No. 1 to the Sub-Advisory Agreement with respect to MFS Total Return Portfolio.[15]

(d)(b)(19)	Sub-Advisory Agreement between Massachusetts Financial Services Company and Brighthouse Investment Advisers, LLC, with respect to MFS Value Portfolio.[12]

(d)(b)(19)(i)	Amendment No. 1 to the Sub-Advisory Agreement with respect to MFS Value Portfolio.[12]

(d)(b)(20)	Sub-Advisory Agreement between Neuberger Berman Investment Advisers LLC and Brighthouse Investment Advisers, LLC, with respect to Neuberger Berman Genesis Portfolio.[12]

(d)(b)(20)(i)	Amendment No. 1 to the Sub-Advisory Agreement with respect to Neuberger Berman Genesis Portfolio. (Filed herewith).

(d)(b)(21)	Sub-Investment Management Agreement among the Registrant, Brighthouse Investment Advisers, LLC, and T. Rowe Price Associates, Inc., with respect to T. Rowe Price Large Cap Growth Portfolio.[12]

Exhibit No.	Description of Exhibits

(d)(b)(21)(i)	Amendment No. 1 to the Sub-Investment Management Agreement with respect to T. Rowe Price Large Cap Growth Portfolio.[13]

(d)(b)(21)(ii)	Amendment No. 2 to the Sub-Investment Management Agreement with respect to T. Rowe Price Large Cap Growth Portfolio.[15]

(d)(b)(22)	Sub-Investment Management Agreement among the Registrant, Brighthouse Investment Advisers, LLC, and T. Rowe Price Associates, Inc., with respect to T. Rowe Price Small Cap Growth Portfolio.[12]

(d)(b)(23)	Sub-Advisory Agreement between Van Eck Associates Corporation and Brighthouse Investment Advisers, LLC, with respect to VanEck Global Natural Resources Portfolio.[12]

(d)(b)(23)(i)	Amendment No. 1 to the Sub-Advisory Agreement with respect to VanEck Global Natural Resources Portfolio.[13]

(d)(b)(23)(ii)	Amendment No. 2 to the Sub-Advisory Agreement with respect to VanEck Global Natural Resources Portfolio.[14]

(d)(b)(24)	Subadvisory Agreement among Western Asset Management Company, LLC, Western Asset Management Company Limited, and Brighthouse Investment Advisers, LLC, with respect to Western Asset Management Strategic Bond Opportunities Portfolio.[15]

(d)(b)(25)	Subadvisory Agreement between Western Asset Management Company, LLC and Brighthouse Investment Advisers, LLC, with respect to Western Asset Management U.S. Government Portfolio.[15]

(e)(1)	Distribution Agreement.[12]

(f)(1)	Deferred Fee Agreement.[7]

(f)(1)(i)	List of Participants in Deferred Fee Agreement.[8]

(g)(1)	Amended and Restated Master Custodian Agreement with State Street Bank and Trust Company.[7]

(g)(1)(i)	Amendment to Amended and Restated Master Custodian Agreement.[10]

(h)(1)	Reserved.

(h)(2)	Agreement relating to the use of the “Metropolitan” name and service marks.[1]

(h)(3)	Licensing Agreement relating to MetLife Russell 2000 Index Portfolio (formerly, Russell 2000 Index Portfolio).[2]

Exhibit No.	Description of Exhibits

(h)(4)	Licensing Agreement relating to MetLife Stock Index Portfolio and MetLife Mid Cap Stock Index Portfolio (fee schedule omitted).[3]

(h)(5)	Participation Agreement among the Registrant, Brighthouse Investment Advisers, LLC, Brighthouse Securities, LLC, and Metropolitan Life Insurance Company.[11]

(h)(5)(i)	Amendment to Participation Agreement among the Registrant, Brighthouse Investment Advisers, LLC, Brighthouse Securities, LLC, and Metropolitan Life Insurance Company.[15]

(h)(6)	Participation Agreement among the Registrant, Brighthouse Investment Advisers, LLC, Brighthouse Securities, LLC, and New England Life Insurance Company.[11]

(h)(6)(i)	Amendment to Participation Agreement among the Registrant, Brighthouse Investment Advisers, LLC, Brighthouse Securities, LLC, and New England Life Insurance Company.[15]

(h)(7)	Participation Agreement among the Registrant, Brighthouse Investment Advisers, LLC, Brighthouse Securities, LLC, and Brighthouse Life Insurance Company.[11]

(h)(7)(i)	Amendment to Participation Agreement among the Registrant, Brighthouse Investment Advisers, LLC, Brighthouse Securities, LLC, and Brighthouse Life Insurance Company.[15]

(h)(8)	Participation Agreement among the Registrant, Brighthouse Investment Advisers, LLC, Brighthouse Securities, LLC, and Brighthouse Life Insurance Company of NY.[11]

(h)(8)(i)	Amendment to Participation Agreement among the Registrant, Brighthouse Investment Advisers, LLC, Brighthouse Securities, LLC, and Brighthouse Life Insurance Company of NY.[15]

(h)(9)	Participation Agreement among the Registrant, Brighthouse Investment Advisers, LLC, Brighthouse Securities, LLC, and Metropolitan Tower Life Insurance Company.[11]

(h)(9)(i)	Amendment to Participation Agreement among the Registrant, Brighthouse Investment Advisers, LLC, Brighthouse Securities, LLC, and Metropolitan Tower Life Insurance Company.[15]

(h)(10)	Interim Administrative Services Agreement.[5]

(h)(11)	Joint Management Fee Waiver Agreement among the Registrant, Brighthouse Funds Trust I and Brighthouse Investment Advisers, LLC, dated April 29, 2022. (Filed herewith).

(h)(12)	Amended and Restated Master Administration Agreement with State Street Bank and Trust Company.[7]

(h)(12)(i)	Amendment to Amended and Restated Master Administration Agreement.[10]

(h)(12)(ii)	Amendment No. 2 to Amended and Restated Master Administration Agreement.[12]

(h)(13)	Form of Non-Custodial Securities Lending Agreement between the Registrant and JPMorgan Chase Bank, N.A.[12]

(h)(13)(i)	Direct Deliver Addendum to Non-Custodial Securities Lending Agreement between the Registrant and JPMorgan Chase Bank, N.A.[13]

(h)(13)(ii)	Amendment to Non-Custodial Securities Lending Agreement between the Registrant and JPMorgan Chase Bank, N.A.[14]

(h)(13)(iii)	Amendment to Non-Custodial Securities Lending Agreement between the Registrant and JPMorgan Chase Bank, N.A.[15]

Exhibit No.	Description of Exhibits

(h)(14)	Commission Recapture Agreement between the Registrant, on behalf of each Portfolio, and Capital Institutional Services, Inc.[12]

(h)(15)	Transfer Agency Agreement among the Registrant, Brighthouse Funds Trust I, and Brighthouse Life Insurance Company.[13]

(h)(16)	Licensing Agreement relating to MetLife MSCI EAFE Index Portfolio (fee schedule omitted).[14]

(i)(1)	Opinion and Consent of Counsel dated April 26, 2012.[5]

(i)(2)	Opinion and Consent of Sullivan & Worcester LLP dated December 21, 2012 with respect to the legality of the shares being registered.[6]

(j)	Consent of Deloitte & Touche LLP. [16]

(k)	Not Applicable.

(l)	Not Applicable.

(m)(1)	Distribution and Services Plan Pursuant to Rule 12b-1.[11]

(m)(2)	Form of Rule 12b-1 Plan Payments Agreement between Brighthouse Securities, LLC and Brighthouse Life Insurance Company.[12]

(m)(3)	Form of Rule 12b-1 Plan Payments Agreement between Brighthouse Securities, LLC and Brighthouse Life Insurance Company of NY.[12]

(m)(4)	Form of Rule 12b-1 Plan Payments Agreement between Brighthouse Securities, LLC and Metropolitan Tower Life Insurance Company.[12]

(m)(5)	Form of Rule 12b-1 Plan Payments Agreement between Brighthouse Securities, LLC and New England Life Insurance Company.[12]

(m)(6)	Form of Rule 12b-1 Plan Payments Agreement between Brighthouse Securities, LLC and Metropolitan Life Insurance Company.[12]

(n)	Rule 18f-3 Plan.[4]

(o)	Not Applicable.

(p)(1)	MetLife Investment Management, LLC Code of Ethics (Filed herewith).

(p)(2)	Artisan Partners Limited Partnership Code of Ethics (Filed herewith).

(p)(3)	Jennison Associates LLC Code of Ethics.[13]

Exhibit No.	Description of Exhibits

(p)(4)	Loomis, Sayles & Co., L.P. Code of Ethics.[15]

(p)(5)	MFS Investment Management Code of Ethics (Filed herewith).

(p)(6)	Western Asset Management Company, LLC Code of Ethics (Filed herewith).

(p)(7)	BlackRock Code of Ethics (Filed herewith).

(p)(8)	Neuberger Berman Code of Ethics (Filed herewith).

(p)(9)	T. Rowe Price Group Code of Ethics (Filed herewith).

(p)(10)	Baillie Gifford Overseas Limited Code of Ethics (Filed herewith).

(p)(11)	Dimensional Fund Advisors LP Code of Ethics (Filed herewith).

(p)(12)	Van Eck Associates Corporation Code of Ethics (Filed herewith).

(p)(13)	Frontier Capital Management Company, LLC Code of Ethics (Filed herewith).

(p)(14)	Wellington Management Company, LLP Code of Ethics (Filed herewith).

(p)(15)	Code of Ethics of Brighthouse Funds Trust I, the Registrant, Brighthouse Investment Advisers, LLC and Brighthouse Securities, LLC.[15]

(q)	Powers of Attorney for all Trustees.[12]

1

Filed as an exhibit to Post-Effective Amendment No. 17 to the Registrant’s Registration Statement on Form N-1A, File Nos. 002-80751 and 811-03618 (the “Registration Statement”), filed with the Securities and Exchange Commission (the “SEC”) on April 30, 1996, and hereby incorporated by reference.

2	Filed as an exhibit to Post-Effective Amendment No. 24 to the Registration Statement filed with the SEC on April 1, 1999, and hereby incorporated by reference.
3	Filed as an exhibit to Post-Effective Amendment No. 26 to the Registration Statement filed with the SEC on April 6, 2000, and hereby incorporated by reference.
4	Filed as an exhibit to Post-Effective Amendment No. 54 to the Registration Statement filed with the SEC on May 1, 2009, and hereby incorporated by reference.
5	Filed as an exhibit to Post-Effective Amendment No. 62 to the Registration Statement filed with the SEC on April 27, 2012, and hereby incorporated by reference.
6	Filed as an exhibit to Post-Effective Amendment No. 64 to the Registration Statement filed with the SEC on December 21, 2012, and hereby incorporated by reference.

7	Filed as an exhibit to Post-Effective Amendment No. 68 to the Registration Statement filed with the SEC on April 25, 2013, and hereby incorporated by reference.
8	Filed as an exhibit to Post-Effective Amendment No. 72 to the Registration Statement filed with the SEC on April 24, 2014, and hereby incorporated by reference.
9	Filed as an exhibit to Post-Effective Amendment No. 76 to the Registration Statement filed with the SEC on April 29, 2015, and hereby incorporated by reference.
10	Filed as an exhibit to Post-Effective Amendment No. 82 to the Registration Statement filed with the SEC on February 6, 2017, and hereby incorporated by reference.
11	Filed as an exhibit to Post-Effective Amendment No. 84 to the Registration Statement filed with the SEC on April 27, 2017, and hereby incorporated by reference.
12	Filed as an exhibit to Post-Effective Amendment No. 86 to the Registration Statement filed with the SEC on April 26, 2018, and hereby incorporated by reference.
13	Filed as an exhibit to Post-Effective Amendment No. 88 to the Registration Statement filed with the SEC on April 26, 2019, and hereby incorporated by reference.
14	Filed as an exhibit to Post-Effective Amendment No. 90 to the Registration Statement filed with the SEC on April 28, 2020, and hereby incorporated by reference.
15	Filed as an exhibit to Post-Effective Amendment No. 92 to the Registration Statement filed with the SEC on April 16, 2021, and hereby incorporated by reference.
16	Filed as an exhibit to Post-Effective Amendment No. 93 to the Registration Statement filed with the SEC on April 29, 2021, and hereby incorporated by reference.

Item 29.	Persons Controlled by or Under Common Control with Registrant

The separate accounts of Brighthouse Life Insurance Company of NY, Brighthouse Life Insurance Company, Metropolitan Life Insurance Company, Metropolitan Tower Life Insurance Company and New England Life Insurance Company (each, an “Insurance Company” and, collectively, the “Insurance Companies”) together own of record 100% of the Registrant’s outstanding shares. Because the Insurance Companies through their separate accounts own 100% of the outstanding shares of the Registrant, they may be deemed to be in control (as that term is defined in the Investment Company Act of 1940) of the Registrant. Each Insurance Company is a direct or indirect, wholly-owned subsidiary of MetLife, Inc. or Brighthouse Financial, Inc. As a result, each of MetLife, Inc. and Brighthouse Financial, Inc. may be deemed to be a control person of the Registrant.

MetLife, Inc.

-Metropolitan Life Insurance Company (NY)*

-Metropolitan Tower Life Insurance Company (DE)*

Brighthouse Financial, Inc.

-Brighthouse Holdings, LLC**

=Brighthouse Life Insurance Company (DE) (wholly-owned subsidiary of Brighthouse Holdings, LLC)***

ºBrighthouse Life Insurance Company of NY (NY) (wholly-owned subsidiary of Brighthouse Life Insurance Company)***

=New England Life Insurance Company (MA) (wholly-owned subsidiary of Brighthouse Holdings, LLC)***

Brighthouse Funds Trust I (DE)****

*	Wholly-owned subsidiary of MetLife, Inc.
**	Wholly-owned subsidiary of Brighthouse Financial, Inc.
***	Indirect, wholly-owned subsidiary of Brighthouse Financial, Inc.
****	Outstanding shares owned by the Insurance Companies’ separate accounts.

Item 30.	Indemnification

The Registrant’s Amended and Restated Agreement and Declaration of Trust provides that each Trustee and officer of the Registrant is entitled to be indemnified against all liabilities against him or her, including the costs of litigation, unless it is determined that the Trustee or officer (1) did not act in good faith in the reasonable belief that his or her action was in or not opposed to the best interests of the Registrant; (2) had acted with willful misfeasance, bad faith, gross negligence or reckless disregard of his or her duties; and (3) in a criminal proceeding, had reasonable cause to believe that his or her conduct was unlawful. Reference is made to Article VII, Sections 7.4, 7.5, 7.6 and 7.8 of the Amended and Restated Agreement and Declaration of Trust, which is incorporated by reference to Exhibit (a)(1) to Post-Effective Amendment No. 68 to the Registration Statement filed with the SEC on April 25, 2013.

The Fund Participation Agreements among the Registrant, Brighthouse Investment Advisers, LLC (“BIA”), Brighthouse Securities, LLC (“Brighthouse Securities”) and certain insurance companies (the “Participation Agreements”) provide that the Company, as defined respectively in each Participation Agreement, will indemnify and hold harmless the Registrant and its trustees and officers, and any person who controls the Registrant, against certain losses, claims, damages, liabilities, or litigation to which they may become subject to under any law or otherwise, so long as the losses are related to the sale or acquisition of the Registrant’s shares or certain variable life and variable annuity contracts and arise as a result of (1) making or allegedly making untrue statements of material fact or omitting or allegedly omitting material facts in any registration statements, prospectuses or statements of additional information, annual or semi-annual shareholder reports or sales literature, provided that no indemnity shall be given if such statement or omission was made in reliance upon and in conformity with information furnished to the Company for use in such documents; (2) statements or representations (other than those statements or representations contained in the documents listed in item 1) or wrongful conduct with respect to the sale of variable life and variable annuity contracts or shares of the Registrant; (3) making or allegedly making untrue statements of material fact contained in the registration statements, prospectuses or statements of additional information, sales literature or other promotional material required to be stated therein or necessary to make the statements not misleading if such statements were furnished to the Registrant by the Company; (4) failure by the Company to provide services and furnish material under the terms of the Participation Agreements; or (5) any other material breach of the Participation Agreements by the Company.

The Participation Agreements provide that BIA and Brighthouse Securities will indemnify and hold harmless each Company and each of its directors and officers, and any person who controls each Company, against certain losses, claims, damages, liabilities, or litigation to which they may become subject to under any law or otherwise, so long as the losses are related to the sale or acquisition of the Registrant’s shares or certain variable life and variable annuity contracts and arise as a result of (1) making or allegedly making untrue statements of material fact or omitting or allegedly omitting material facts in any registration statements, prospectuses or statements of additional information, annual or semi-annual shareholder reports or sales literature, provided that no indemnity shall be given if such statement or omission was made in reliance upon and in conformity with information furnished to the Registrant, BIA or

Brighthouse Securities for use in such documents; (2) statements or representations (other than those statements or representations contained in the documents listed in item 1 not supplied by BIA, Brighthouse Securities, or the Registrant or persons under their control) or wrongful conduct of BIA, Brighthouse Securities or the Registrant, with respect to the sale of variable life and variable annuity contracts or shares of the Registrant; (3) making or allegedly making untrue statements of material fact contained in the registration statements, prospectuses or statements of additional information, sales literature or other promotional material required to be stated therein or necessary to make the statements not misleading if such statements were furnished to each Company by BIA, Brighthouse Securities or the Registrant; (4) failure by BIA, Brighthouse Securities or the Registrant to provide services and furnish material under the terms of the Participation Agreements; or (5) any other material breach of the Participation Agreements by BIA, Brighthouse Securities or the Registrant.

None of the indemnified parties in the Participation Agreements discussed above shall be indemnified for any losses if such loss was caused by or arises out of that party’s willful misfeasance, bad faith or gross negligence or by reasons of such party’s reckless disregard of obligations and duties under the Participation Agreements.

For more specific information regarding the indemnification provisions of the Participation Agreements, please refer to Sections 8.1 and 8.2 of each Participation Agreement, which are incorporated by reference to Exhibits (h)(e)(1), (h)(e)(4), (h)(e)(5) and (h)(e)(6) to Post-Effective Amendment No. 84 to the Registration Statement filed with the SEC on April 27, 2017.

The Distribution Agreement (the “Distribution Agreement”) provides that Brighthouse Securities, LLC will indemnify and hold harmless the Registrant, and each of its directors and officers (or former officers and directors) and each person, if any, who controls the Trust against any loss, liability, claim, damage, or expense (including the reasonable cost of investigating and defending against the same and any counsel fees reasonably incurred in connection therewith), incurred under the federal Securities Act of 1933 or under common law or otherwise that arise out of or are based upon: (1) any untrue or alleged untrue statement of a material fact contained in information furnished by Brighthouse Securities, LLC to the Registrant for use in the Registrant’s registration statement, Prospectus, or annual or interim reports to shareholders; (2) any omission or alleged omission to state a material fact in connection with such information furnished by Brighthouse Securities, LLC to the Registrant that is required to be stated in any of such documents or necessary to make such information not misleading; (3) any misrepresentation or omission or alleged misrepresentation or omission in connection with the offer or sale of shares of the Registrant to state a material fact on the part of Brighthouse Securities, LLC or any agent or employee of Brighthouse Securities, LLC or any other person for whose acts Brighthouse Securities, LLC is responsible, unless such misrepresentation or omission or alleged misrepresentation or omission was made in reliance on written information furnished by the Registrant, or (4) the willful misconduct or failure to exercise reasonable care and diligence on the part of any such persons with respect to services rendered under the Distribution Agreement. Reference is made to Section 12 of the Distribution Agreement among the Registrant and Brighthouse Securities, LLC, which is incorporated by reference to Exhibit (e)(1) to Post-Effective Amendment No. 86 to the Registration Statement filed with the SEC on April 26, 2018.

The Transfer Agency Agreement (the “Transfer Agency Agreement”) among the Registrant, Brighthouse Funds Trust I (“Trust I”), and Brighthouse Life Insurance Company (“BLIC”) provides that BLIC will indemnify and hold the Registrant harmless from all damages and costs, including reasonable attorneys’ fees, incurred by the Registrant as a result of BLIC’s negligence, bad faith or willful misconduct, or that of its officers, agents and employees, in the performance of the Transfer Agency Agreement. The Transfer Agency Agreement also provides that the Registrant and Trust I will severally and not jointly indemnify and hold BLIC harmless from all loss, cost, damage and expense, including reasonable expenses for counsel, incurred by BLIC resulting from any claim, demand, action or suit in connection with the performance of its duties under the Transfer Agency Agreement, or the functions of transfer and dividend disbursing agent or as a result of acting upon any instruction reasonably believed by it to have been properly executed by a duly authorized officer of the Registrant or Trust I, or upon any information, data, records or documents provided BLIC or its agents by computer tape, telex, CRT data entry or other similar means authorized by the Registrant or Trust I, provided that this indemnification shall not apply to actions or omissions of BLIC in cases of its own willful misconduct or negligence or that of its officers, agents and employees. For more specific information regarding the indemnification provisions of the Transfer Agency Agreement, please refer to Section XIV of the Transfer Agency Agreement, which is incorporated by reference to Exhibit (h)(15) to Post-Effective Amendment No. 88 to the Registration Statement filed with the SEC on April 26, 2019.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Act”) may be permitted to Trustees, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a Trustee, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by any such Trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The Registrant, its Trustees and officers, are insured under a policy of insurance maintained by the Registrant within the limits and subject to the limitations of the policy, against certain expenses in connection with the defense of actions suits or proceedings, and certain liabilities that might be imposed as a result of such actions, suits or proceedings, to which they are parties by reason of being or having been such Trustees or officers. The policy expressly excludes coverage for any Trustee or officer whose personal dishonesty, fraudulent breach of trust, lack of good faith, or intention to deceive or defraud has been finally adjudicated or may be established or who willfully fails to act prudently.

Item 31.	Business and other Connections of Investment Manager.

See “Additional Information About Management—The Adviser” in the Prospectus and “Investment Advisory and Other Services—The Adviser” in the Statement of Additional Information for information regarding Brighthouse Investment Advisers, LLC (the “Adviser”). For information as to any other business, profession, vocation or employment of a substantial nature that each director, officer or partner of the Adviser is or has been engaged in within the last two fiscal years for his or her own account or in the capacity of director, officer, employee, partner or trustee, reference is made to the Adviser’s current Form ADV filed under the Investment Advisers Act of 1940, incorporated herein by reference (File No. 801-47459).

With respect to information regarding the Subadvisers, reference is hereby made to “Additional Information About Management— The Subadviser” in the Prospectus. For information as to any other business, profession, vocation or employment of a substantial nature that each director, officer or partner of the Subadvisers is or has been engaged in within the last two fiscal years for his or her own account or in the capacity of director, officer, employee, partner or trustee, reference is made to the current Form ADVs of the Subadvisers filed under the Investment Advisers Act of 1940, incorporated herein by reference and the file numbers of which are as follows:

Artisan Partners Limited Partnership

File No. 801-48435

Baillie Gifford Overseas Limited

File No. 801-21051

BlackRock Advisors, LLC

File No. 801-47710

Dimensional Fund Advisors LP

File No. 801-1628

Frontier Capital Management Company, LLC

File No. 801-15724

Jennison Associates LLC

File No. 801- 5608

Loomis, Sayles & Company, L.P.

File No. 801-170

Massachusetts Financial Services Company

File No. 801-17352

MetLife Investment Management, LLC

File No. 801-67314

Neuberger Berman Investment Advisers LLC

File No. 801-8259

T. Rowe Price Associates, Inc.

File No. 801-856

Van Eck Associates Corporation

File No. 801-21340

Wellington Management Company LLP

File No. 801-15908

Western Asset Management Company, LLC

File No. 801-8162

Item 32.	Principal Underwriters

(a) Brighthouse Securities, LLC, the Registrant’s principal underwriter, also acts as principal underwriter for the following management investment companies (other than the Registrant) and separate accounts:

Brighthouse Fund UL for Variable Life Insurance

Brighthouse Fund UL III for Variable Life Insurance

Brighthouse Funds Trust I

Brighthouse Separate Account A

Brighthouse Separate Account Eleven for Variable Annuities

Brighthouse Separate Account QPN for Variable Annuities

Brighthouse Variable Annuity Account B

Brighthouse Variable Annuity Account C

Brighthouse Variable Life Account A

Brighthouse Variable Life Account One

New England Variable Annuity Separate Account

New England Variable Life Separate Account

(b) Officers and Directors of Brighthouse Securities, LLC.

Name and Principal Business Address[1]	Positions and Offices With Principal Underwriter	Positions and Offices With Registrant

Myles Lambert	Chairman, President and Chief Executive Officer	N/A

John Martinez	Chief Financial Officer	N/A

Jeffrey Halperin	Chief Compliance Officer and Vice President	N/A

Name and Principal Business Address[1]	Positions and Offices With Principal Underwriter	Positions and Offices With Registrant

Gerard Nigro	Vice President	N/A

Philip Beaulieu	Vice President	N/A

Melissa Cox	Vice President	N/A

Donald Leintz	Vice President	N/A

Benjamin Davis	Vice President	N/A

Jacob Jenkelowitz	Secretary and Vice President	N/A

Christopher Hartsfield	Assistant Secretary and Vice President	N/A

John Lima	Chief Derivatives Officer and Vice President	N/A

Tiffanie Moore	Assistant Secretary	N/A

Janet Morgan	Treasurer and Vice President	N/A

Melissa Pavlovich	Tax Director and Vice President	N/A

[1]	The address for each person is Gragg Building, 11225 North Community House Road, Charlotte, NC 28277, unless otherwise indicated.

(c) Inapplicable

Item 33.	Location of Accounts and Records

Accounts, books and other documents required to be maintained by Section 31(a) of the 1940 Act and the rules thereunder are maintained by the following companies:

Brighthouse Funds Trust II

125 High Street, Suite 732

Boston, Massachusetts 02110

Brighthouse Securities, LLC

11225 North Community House Road,

Charlotte, North Carolina 28277

Artisan Partners Limited Partnership

875 East Wisconsin Avenue, Suite 800

Milwaukee, WI 53202

Baillie Gifford Overseas Limited

Calton Square

1 Greenside Row

Edinburgh, EH1 3AN

Scotland

BlackRock Advisors, LLC

55 East 52nd Street

New York, NY 10055

Dimensional Fund Advisors LP

6300 Bee Cave Road, Building One

Austin, TX 78746

Frontier Capital Management Company, LLC

99 Summer Street

Boston, Massachusetts 02110

Jennison Associates LLC

466 Lexington Avenue

New York, NY 10017

Loomis, Sayles & Company, L.P.

One Financial Center

Boston, MA 02111

Massachusetts Financial Services Company

111 Huntington Avenue

Boston, MA 02199

MetLife Investment Management, LLC

One MetLife Way, Whippany

New Jersey 07981

Neuberger Berman Investment Advisers LLC

1290 Avenue of the Americas

New York, NY 10104

State Street Bank and Trust Company

State Street Financial Center

One Lincoln Street

Boston, MA 02111

T. Rowe Price Associates, Inc.

100 East Pratt Street

Baltimore, MD 21202

Van Eck Associates Corporation

666 Third Avenue, 9th Floor

New York, NY 10017

Wellington Management Company LLP

280 Congress Street

Boston, Massachusetts 02210

Western Asset Management Company, LLC

385 E. Colorado Boulevard

Pasadena, CA 91101

Item 34.	Management Services

None.

Item 35.	Undertakings

Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, and the Investment Company Act of 1940, the Registrant, BRIGHTHOUSE FUNDS TRUST II, has duly caused this Post-Effective Amendment No. 94 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in this City of Boston, and Commonwealth of Massachusetts as of the 18th day of April, 2022.

BRIGHTHOUSE FUNDS TRUST II
(Registrant)

By:	/s/ Kristi Slavin
Kristi Slavin
President

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 94 to the Registration Statement has been signed below by the following persons in the capacities and as of the date(s) indicated.

Signature	Title	Date

/s/ Kristi Slavin Kristi Slavin	President and Chief Executive Officer (Principal Executive Officer)	April 18, 2022

/s/ Alan R. Otis Alan R. Otis	Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer)	April 18, 2022

Stephen M. Alderman* Stephen M. Alderman	Trustee	April 18, 2022

Robert J. Boulware* Robert J. Boulware	Trustee	April 18, 2022

Susan C. Gause* Susan C. Gause	Trustee	April 18, 2022

Nancy Hawthorne* Nancy Hawthorne	Trustee	April 18, 2022

Barbara A. Nugent* Barbara A. Nugent	Trustee	April 18, 2022

John Rosenthal* John Rosenthal	Trustee	April 18, 2022

Dawn M. Vroegop* Dawn M. Vroegop	Trustee	April 18, 2022

* By:	/s/ Brian D. McCabe
Brian D. McCabe
Attorney-in-Fact**

**

Pursuant to Power of Attorney filed with the Securities and Exchange Commission as part of Post-Effective Amendment No. 86 to the Registrant’s Registration Statement under the Securities Act of 1933 on April 26, 2018.

Brighthouse Funds Trust II

Exhibit Index

(a)(1)(ii)	Amendment No. 2 to the Amended and Restated Agreement and Declaration of Trust.

(b)	Amended and Restated By-Laws.

(d)(b)(5)(iii)	Amendment No. 3 to the Investment Sub-Advisory Agreement with respect to Brighthouse/Artisan Mid Cap Value Portfolio.

(d)(b)(6)(ii)	Amendment No. 2 to the Sub-Advisory Agreement with respect to Brighthouse/Dimensional International Small Company Portfolio.

(d)(b)(9)(ii)	Amendment No. 2 to the Investment Subadvisory Agreement with respect to Frontier Mid Cap Growth Portfolio.

(d)(b)(20)(i)	Amendment No. 1 to the Sub-Advisory Agreement with respect to Neuberger Berman Genesis Portfolio.

(h)(11)	Joint Management Fee Waiver Agreement among the Registrant, Brighthouse Funds Trust I and Brighthouse Investment Advisers, LLC, dated April 29, 2022.

(p)(1)	MetLife Investment Management, LLC Code of Ethics.

(p)(2)	Artisan Partners Limited Partnership Code of Ethics.

(p)(5)	MFS Investment Management Code of Ethics.

(p)(6)	Western Asset Management Company, LLC Code of Ethics.

(p)(7)	BlackRock Code of Ethics.

(p)(8)	Neuberger Berman Code of Ethics.

(p)(9)	T. Rowe Price Group Code of Ethics.

(p)(10)	Baillie Gifford Overseas Limited Code of Ethics.

(p)(11)	Dimensional Fund Advisors LP Code of Ethics.

(p)(12)	Van Eck Associates Corporation Code of Ethics.

(p)(13)	Frontier Capital Management Company, LLC Code of Ethics.

(p)(14)	Wellington Management Company, LLP Code of Ethics.